

January 6, 2015

<u>Via E-mail</u>
Ryan C. Farris
President
Ally Auto Assets LLC
200 Renaissance Center
Detroit, Michigan 48265

      Re: **Ally Auto Receivables Trust 2011-5**
                Form 10-K for the year ended December 31, 2013
                Filed March 28, 2014
                File No. 333-163392-11

                Ally Auto Receivables Trust 2012-1
                Form 10-K for the year ended December 31, 2013
                Filed March 28, 2014
                File No. 333-163392-12

                Ally Auto Receivables Trust 2012-3
                Form 10-K for the year ended December 31, 2013
                Filed March 28, 2014
                File No. 333-163392-14

                Ally Auto Receivables Trust 2012-4
                Form 10-K for the year ended December 31, 2013
                Filed March 28, 2014
                File No. 333-163392-15

                Ally Auto Receivables Trust 2012-SN1
                Form 10-K for the year ended December 31, 2013
                Filed March 28, 2014
                File No. 333-181915-02

Dear Mr. Farris:

     We have reviewed your filings and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

     Please respond to this letter within ten business days by amending your filings, by providing the requested information, or by advising us when you will provide the requested response. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

After reviewing any amendment to your filings and the information you provide in response to these comments, we may have additional comments.

General

Exhibits 31.1

1.   Item 601(b)(31)(ii) of Regulation S-K sets forth the specific form and content of the certification that asset-backed issuers must provide under Exchange Act Rule 15d-14(d). We note your certifications do not follow the specific form and content provided in Item 601(b)(31)(ii). Specifically, the title of the certification includes language that is not part of Item 601(b)(31)(ii) and your first paragraph refers to "this annual report" rather than "this report." Please confirm that, in future filings, your certifications will reflect the exact language as required by Item 601(b)(31)(ii).

Ally Auto Receivables Trust 2012-SN1

Exhibit 33.2

2.   We note that Citibank, N.A.'s report on their assessment of compliance with applicable servicing criteria describes the period as "Twelve months ended December 31, 2012." Please confirm, if true, that the period should be "Twelve months ended December 31, 2013."

We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filings to be certain that the filings include the information the Securities Exchange Act of 1934 and all applicable Exchange Act rules required. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

In responding to our comments, please provide a written statement from the company acknowledging that:

- the company is responsible for the adequacy and accuracy of the disclosure in the filings;

- staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filings; and

- the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Please contact Folake Ayoola, Senior Counsel, at (202) 551-3308 or me at (202) 551-3674 with any other questions.

Sincerely,

/s/ Michelle Stasny

Michelle Stasny
Special Counsel